# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Western Midstream Partners, LP, CIK 0001423902
CUSIP: 958669103
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 02/03/2026
Amends the filing with accession number 0000950157-19-000901
Filed by CIK 0000797468
Persons authorized to receive notices and communications: Nicole E. Clark, 5 Greenway Plaza, Suite 110, Houston, Texas (TX), 77046, (713) 215-7000

## Reporting persons
- Occidental Petroleum Corporation (CIK 0000797468): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 150,374,176; sole dispositive power 0; shared dispositive power 150,374,176; aggregate amount beneficially owned 150,374,176 (38.3% of the class)
  Comment: Represents (i) 140,912,118 common units representing limited partner interests in the Issuer ("Common Units") held by Western Gas Resources, Inc. ("WGRI"), (ii) 457,849 Common Units held by APC Midstream Holdings, LLC ("AMH") and (iii) 9,004,209 Common Units held by Anadarko USH1 Corporation ("AUSH1"). Occidental Petroleum Corporation ("Occidental") indirectly owns 100% of the issued and outstanding common stock of Anadarko Petroleum Corporation ("Anadarko"), which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Occidental may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- OXY USA Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 150,374,176; sole dispositive power 0; shared dispositive power 150,374,176; aggregate amount beneficially owned 150,374,176 (38.3% of the class)
  Comment: Represents (i) 140,912,118 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. OXY Oil Partners, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Oxy Oil Partners, Inc. may be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- OXY Oil Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 150,374,176; sole dispositive power 0; shared dispositive power 150,374,176; aggregate amount beneficially owned 150,374,176 (38.3% of the class)
  Comment: Represents (i) 140,912,118 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. OXY Oil Partners, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Oxy Oil Partners, Inc. may be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Baseball Merger Sub 2, Inc.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 150,374,176; sole dispositive power 0; shared dispositive power 150,374,176; aggregate amount beneficially owned 150,374,176 (38.3% of the class)
  Comment: Represents (i) 140,912,118 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. Baseball Merger Sub 2, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Baseball Merger Sub 2, Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Anadarko Petroleum Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 150,374,176; sole dispositive power 0; shared dispositive power 150,374,176; aggregate amount beneficially owned 150,374,176 (38.3% of the class)
  Comment: Represents (i) 140,912,118 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. Anadarko directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1 and may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Western Gas Resources, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); source of funds: other (OO); sole voting power 0; shared voting power 141,369,967; sole dispositive power 0; shared dispositive power 141,369,967; aggregate amount beneficially owned 141,369,967 (36% of the class)
  Comment: Represents (i) 140,912,118 Common Units held by WGRI and (ii) 457,849 Common Units held by AMH. In addition to its Common Units held of record, WGRI directly owns 100% of the issued and outstanding equity interests of AMH and may, therefore, be deemed to beneficially own the Common Units held by AMH. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- APC Midstream Holdings, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 457,849; sole dispositive power 0; shared dispositive power 457,849; aggregate amount beneficially owned 457,849 (0.1% of the class)
  Comment: Represents 457,849 Common Units held by AMH. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Anadarko Holding Company: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 0; shared voting power 9,004,209; sole dispositive power 0; shared dispositive power 9,004,209; aggregate amount beneficially owned 9,004,209 (2.3% of the class)
  Comment: Represents 9,004,209 Common Units held by AUSH1. Anadarko Holding Company ("AHC") and Kerr-McGee Corporation ("KMG") together own 100% of the common stock of Kerr-McGee Worldwide Corporation ("KMWW"), and Anadarko and KMWW together indirectly own 100% of the common stock of AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Kerr-McGee Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,004,209; sole dispositive power 0; shared dispositive power 9,004,209; aggregate amount beneficially owned 9,004,209 (2.3% of the class)
  Comment: Represents 9,004,209 Common Units held by AUSH1. AHC and KMG together own 100% of the common stock of KMWW, and Anadarko and KMWW together indirectly own 100% of the common stock of AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Kerr-McGee Worldwide Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,004,209; sole dispositive power 0; shared dispositive power 9,004,209; aggregate amount beneficially owned 9,004,209 (2.3% of the class)
  Comment: Represents 9,004,209 Common Units held by AUSH1. KMWW and Anadarko together indirectly own 100% of the common stock of AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.
- Anadarko USH1 Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,004,209; sole dispositive power 0; shared dispositive power 9,004,209; aggregate amount beneficially owned 9,004,209 (2.3% of the class)
  Comment: Represents 9,004,209 Common Units held of record by AUSH1. The calculation is based on a total of 392,688,323 Common Units issued and outstanding as of October 31, 2025 after giving effect to the redemption reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: Western Midstream Partners, LP
Address of issuer's principal executive offices: 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, Texas (TX), 77380
Comment:
This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the "Original Schedule 13D," and as amended, the "Schedule 13D") relating to the common units representing limited partner interests (the "Common Units") in Western Midstream Partners, LP, a Delaware master limited partnership (the "Issuer") beneficially owned by Occidental Petroleum Corporation ("Occidental"), OXY USA Inc. ("OXY USA"), OXY Oil Partners, Inc. ("OOP"), Baseball Merger Sub 2, Inc. ("BMS"), Anadarko Petroleum Corporation ("Anadarko"), Western Gas Resources, Inc. ("WGRI"), APC Midstream Holdings, LLC ("AMH"), Anadarko Holding Company ("AHC"), Kerr-McGee Corporation ("KMG"), Kerr-McGee Worldwide Corporation ("KWC") and Anadarko USH1 Corporation ("AUSH1" and together with Occidental, OXY USA, OOP, BMS, Anadarko, WGRI, AMH, AHC, KMG and KWC, the "Reporting Persons"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D and subsequent amendments, as applicable.

The filing of this Amendment No. 9 shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership in any such Common Units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Amendment No. 9 to the Schedule 13D, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Amendment No. 9 to the Schedule 13D, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On February 3, 2026, WGRI transferred and surrendered 15,307,402 Common Units to the Issuer in connection with the closing of the transactions contemplated by the previously disclosed Unit Redemption Agreement. Except for the foregoing, none of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the Listed Persons, has effected any transactions in the Common Units since Amendment No. 8.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons' knowledge, the Listed Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Occidental Petroleum Corporation: /s/ Nicole E. Clark, Nicole E. Clark, Vice President, Corporate Secretary and Chief Compliance Officer (02/05/2026)
- OXY USA Inc.: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- OXY Oil Partners, Inc.: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Baseball Merger Sub 2, Inc.: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Anadarko Petroleum Corporation: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Western Gas Resources, Inc.: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- APC Midstream Holdings, LLC: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Anadarko Holding Company: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Kerr-McGee Corporation: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Kerr-McGee Worldwide Corporation: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)
- Anadarko USH1 Corporation: /s/ Nicole E. Clark, Nicole E. Clark, Vice President and Secretary (02/05/2026)